October 23, 2007
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Valero Energy Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2007
File No. 001-13175
Ladies and Gentlemen:
On behalf of Valero Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments raised in the September 26, 2007 letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Definitive Proxy Statement on Schedule 14A filed March 23, 2007 (the “Proxy Statement”). For ease of reference, the comments have been repeated below with the responses set forth underneath.
In response to the Staff’s comments, the Company will include appropriate additional disclosure as described below in its Proxy Statement on Schedule 14A filed with the Commission for its 2008 annual meeting of stockholders (updated as necessary to take into account applicable compensation amounts and any changes to related Company policies).

U.S. Securities and Exchange Commission October 23, 2007	Page 2
Selection of Comparator Group and Other Data Resources, page 15
1.	Please identify the 13 companies that comprise the comparator group of companies against which you benchmark compensation. You also refer to certain other “oil refining and marketing” companies, companies in the general industry, and 10 identified “peer group” companies that are used by the company to benchmark compensation. Revise your disclosure to identify the companies referenced and specify which elements of compensation were benchmarked against which group of companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
The Company’s Compensation Comparator Group (as that term is used in the Compensation Discussion and Analysis section of the Proxy Statement) is composed of the 13 companies listed below. As described in the Proxy Statement (page 15), the Compensation Comparator Group is a group of companies that significantly participate in the domestic oil refining and marketing industry and for which Towers Perrin (independent consultant to our Compensation Committee) has prepared analyses of compensation practices. As disclosed on page 18 of the Compensation Discussion and Analysis, this Compensation Comparator Group is used as a reference in benchmarking base salaries for our named executive officers. The Compensation Comparator Group is also included within the group of companies used as a reference in benchmarking long-term incentive awards for our named executive officers.
"Compensation Comparator Group”

•	BP PLC

•	Chevron Corporation

•	CITGO Petroleum Corporation

•	ConocoPhillips

•	Exxon Mobil Corporation

•	Hess Corporation

•	Koch Industries, Inc.
•	Marathon Oil Corporation

•	Occidental Petroleum Corporation

•	Shell Oil Company (USA)

•	Sunoco, Inc.

•	Tesoro Corporation

•	Unocal Corporation

As identified in footnote 1 on page 19 in the Compensation Discussion and Analysis, the Company’s “peer group” is composed of the 10 companies listed below. This peer group is used in measuring the Company’s return on investment (ROI) metric for purposes of calculating annual incentive bonuses. In addition, as disclosed on page 21 in the Compensation Discussion and Analysis, this peer group is used in determining the percentage of common shares that may be issued upon the vesting of performance shares based upon the Company’s total stockholder return relative to the peer group. This peer group is not used in benchmarking base salaries, bonus targets, or long-term incentive targets.
“Peer Group”

•	Chevron Corporation

•	ConocoPhillips

•	Exxon Mobil Corporation

•	Frontier Oil Corporation

•	Hess Corporation
•	Marathon Oil Corporation

•	Murphy Oil Corporation

•	Occidental Petroleum Corporation

•	Sunoco, Inc.

•	Tesoro Corporation

One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com

U.S. Securities and Exchange Commission October 23, 2007	Page 3
As disclosed on page 15 in the Compensation Discussion and Analysis, we also use other proprietary databases and analyses of Towers Perrin for compensation benchmarking. To determine annual incentive bonus targets for our named executive officers, we use a Towers Perrin compensation database that consists of over 800 companies in the domestic oil refining and marketing industry and general industry. Of these 800 companies, we use a subgroup of approximately 91 companies (including the Compensation Comparator Group) in developing targets for long-term incentive awards. These databases are sometimes referred to as “compensation survey data” or “competitive survey data” on pages 15, 17, and 18 in the Compensation Discussion and Analysis.
2.	You disclose that the committee establishes compensation “at or near the 50th percentile.” For each element of compensation, please disclose the percentiles represented by actual compensation paid for 2006. Moreover, if any named executive officer’s actual compensation fell outside of the targeted percentile range with respect to an element of compensation, please discuss the reasons for the divergence.
As disclosed on page 17 of the Compensation Discussion and Analysis, our Compensation Committee’s philosophy for 2006 was to target compensation for our named executive officers at or near the 50th percentile of competitive practice. In 2006, for base salaries, actual compensation for each our named executive officers was lower than the 50th percentile benchmark. The 50th percentile has been established as a desired target, and through the past several years the Company has been working toward that target for executive base salaries. But the Company has been taking conservative and more gradual steps toward that target instead of radically moving to that target in any single year. Significant changes in the structure and size of the Company from 2000 to the present, including significant mergers in 2001 and 2005, have resulted in changing landscapes of competitive compensation and benchmarks from year to year.
In 2006, actual incentive bonuses were paid above the 50th percentile benchmark target. As described on pages 18 through 20 in Compensation Discussion and Analysis, the Company’s performance resulted in a bonus payout of 145% of target. (Our 2006 annual incentive bonuses are also more fully described in our responses to comments 6 and 7 below.)
In 2006, actual long-term incentive awards matched the 50th percentile target.
Individual Performance and Personal Objectives, page 17
3.	You provide little discussion and analysis of the effect of individual performance on compensation despite disclosure on pages 15, 17, 19 and 21 suggesting it is a significant factor considered by the committee and Chief Executive Officer. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(1)(v) and generally, Item 402(b)(2)(vii) of Regulation S-K.
As disclosed on pages 15 and 17 in the Compensation Discussion and Analysis, the Compensation Committee and the CEO, as appropriate, evaluate a named executive officer’s individual performance in light of that officer’s position and scope of duties. As discussed on page 17 in the Compensation Discussion and Analysis, individual performance and objectives are specific to each officer position and may relate to, among others, personal growth and development, acquisitions or divestitures, or any other business priority.
One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com

U.S. Securities and Exchange Commission October 23, 2007	Page 4
Assessment of individual performance may include objective criteria, but it is largely subjective. Generally there are no prescribed or predetermined targets (such as the achievement of a certain percentage of sales or growth) or other quantitative criteria used to measure individual performance (like the specific quantitative measures, e.g., EPS, ROI, and TSR, used for calculating the Company’s performance score for purposes of the annual incentive bonus). Rather, the criteria used to measure individual performance can include assessment of objective criteria — such as execution of projects within budget parameters, improving an operating unit’s profitability, or timely completing an acquisition or divestiture — but can also include more qualitative factors such as the executive’s ability to lead, ability to communicate, and successful adherence to stated core values (i.e., commitment to environment and safety, acting with integrity, showing work commitment, communicating effectively, and respecting others). There are no specific weights assigned to these various elements of individual performance.
4.	Your disclosure omits discussion of how Mr. Klesse’s compensation was structured relative to his predecessor and the other named executive officers following his assumption of the role of Chief Executive Officer. Disclosure of changes to the compensation (both form and type) awarded in the prior fiscal year or that can be earned by Mr. Klesse in future years as compared to the compensation awarded to his predecessor may be information relevant to a shareholder’s understanding of the compensation package provided to Mr. Klesse. Revise your disclosure accordingly.
The form and type of compensation awarded to Mr. Klesse following his assumption of the role of CEO (at the end of 2005) did not substantially differ from the form and type of compensation previously awarded to him or to his CEO predecessor. Accordingly, we do not believe that the requested comparative disclosure (a) would be relevant to a stockholder’s understanding of the compensation package provided to Mr. Klesse, or (b) is compelled under any provision of Regulation S-K or, because of its insignificance, under any “principles based” disclosure standard.
Like his predecessor and like the Company’s other named executive officers, the form and type of compensation payable to Mr. Klesse includes base salary, an annual incentive bonus opportunity, long-term incentives, medical and other insurance benefits and retirement benefits and other perquisites, all as described on pages 14 to 26 in the Compensation Discussion and Analysis. Mr. Klesse’s annual bonus and long-term incentive targets were the same as his predecessor. The actual amount of compensation paid to Mr. Klesse upon his assumption of the role of CEO was, as to be expected for a new CEO, less than the amount of compensation paid to his predecessor (i.e., base salary in 2006 for Mr. Klesse of $900,000 versus base salary in 2005 for William E. Greehey of $1,400,000).
One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com

U.S. Securities and Exchange Commission October 23, 2007	Page 5
Company’s Financial Performance Objectives, page 19
5.	As noted in Section II.B.1 of Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, please explain the reasons why the president’s base salary and overall compensation was significantly higher than any of the other named executive officers.
As stated on page 17 in the Compensation Discussion and Analysis, the level of compensation for an officer typically increases in relation to the officer’s responsibilities within the Company, with the level of compensation for more senior executive officers being higher than that for less senior officers. Gregory C. King’s base salary and overall compensation as President was higher than that of the other named executive officers (except for the CEO) because the Compensation Committee believes that this compensation appropriately reflects the duties and scope of responsibility assigned to the position of President (as further described in the bylaws of the Company) as compared to the duties and responsibilities of the Executive Vice Presidents. The determination of Mr. King’s compensation in light of these duties and responsibilities was otherwise commensurate with the determination process for other named executive officers of the Company, as discussed in the Compensation Discussion and Analysis.
6.	You disclose that the company failed to meet its Total Stockholder Return target yet the compensation committee used its discretion to make an upward adjustment of 25% to the bonus performance score. Please disclose the factors considered in making the upward adjustment. In addition, please discuss whether the committee considered the company’s overall performance ranking as of December 31, 2006 when deciding to make the adjustment. See generally Instruction 1 to Item 402(b) of Regulation S-K.
The Staff correctly notes that when awarding the annual incentive bonus, the Compensation Committee (as provided for in the design of the Company’s incentive bonus program) exercised its discretion to adjust the Company’s bonus performance score upward by awarding an additional 25% for bonus payouts. In doing so, the Compensation Committee considered the Company’s overall performance ranking as of December 31, 2006 for all bonus target metrics as well as the additional accomplishments disclosed on page 20 in the Compensation Discussion and Analysis. To be clear, the Compensation Committee adjusted upward the overall bonus amount payable (not the score for the TSR metric). The factors considered by the Compensation Committee in making the upward adjustment include the items disclosed on page 20 in the Compensation Discussion and Analysis (i.e., the Company’s accomplishments during 2006, which included record net income of $5.5 billion and record earnings per share of $8.64, the successful integration of the Premcor acquisition, the repurchase of over $2 billion in common stock to return cash to the Company’s stockholders, the Company’s improved balance sheet and credit ratings, and the continued growth and improvement of the Company’s operations) as well as the recognition of the Company as being one of Fortune Magazine’s “100 Best Companies to Work For” and Forbes Magazine’s “Best Big Companies” and the Company having its 11th refinery being named an OSHA “VPP Star Site.”
Stock Options and Restricted Stock, page 22
7.	You disclose that the three financial metrics generated a bonus performance score of approximately 116%. You also disclose that annual incentives for the respective individual officers are determined by reference to the three factors disclosed on page 18. It is unclear from your disclosure how the percentage targets and amounts actually awarded were determined.
One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com

U.S. Securities and Exchange Commission October 23, 2007	Page 6
Referencing the metrics and factors disclosed, please revise your disclosure to identify for each executive officer how you evaluated such factors and metrics when determining the actual amounts awarded. See Item 402(b)(1)(v) of Regulation S-K.
To clarify our disclosure regarding how the bonus percentage targets and amounts actually paid were determined, we propose to add the following table and footnotes to our narrative disclosures.
The following table provides a summary of how the 2006 annual incentive bonus amounts paid to our named executive officers were calculated.

Name	William R. Klesse	Gregory C. King	Michael S. Ciskowski	Richard J. Marcogliese	S. Eugene Edwards
Base salary (1)	$900,000	$707,000	$465,000	$415,000	$370,000
Bonus target percentage (2)	125%	80%	70%	70%	70%
Bonus target amount $(3)	$1,125,000	$565,600	$325,500	$290,500	$259,000
Bonus performance score (4)	116%	116%	116%	116%	116%
Bonus amount before discretionary adjustment (5)	$1,305,000	$656,096	$377,580	$336,980	$300,440
Discretionary adjustment (6)	-0- (7)	125%	125%	125%	125%
Discretion adjusted bonus calculation (8)	$1,305,000	$820,120	$471,975	$421,225	$375,550
Actual bonus amount paid (9)	$1,305,000	$820,000	$475,000	$475,000	$350,000

(1)	As described under the caption “Elements of Executive Compensation — Base Salaries” in the Compensation Discussion and Analysis.

(2)	As described under the caption “Elements of Executive Compensation — Annual Incentive Bonus” in the Compensation Discussion and Analysis.

(3)	Determined by multiplying “base salary” times “bonus target percentage.”

(4)	Determined by adding the scores from the Company’s performance metrics (i.e., EPS, TSR and ROI) described under the caption “Elements of Executive Compensation — Annual Incentive Bonus” in the Compensation Discussion and Analysis. Each metric is weighted equally as one-third of the total. The Company’s total performance score can range from 0% to 200%.

(5)	Determined by multiplying “bonus target amount $” by “bonus performance score.”

(6)	As described under the caption “Elements of Executive Compensation — Annual Incentive Bonus” in the Compensation Discussion and Analysis, the Compensation Committee used its discretion to adjust the amount of the bonus payment upward by 25%.

(7)	Mr. Klesse elected to forego the upward adjustment amount. Upon Mr. Klesse’s request, the Compensation Committee redirected Mr. Klesse’s upward adjustment amount (which equated to $326,250) to the all-employee bonus pool.
One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com

U.S. Securities and Exchange Commission October 23, 2007	Page 7

(8)	Determined by multiplying “bonus amount before discretionary adjustment” by 125%, except for Mr. Klesse (see footnote (7) above).

(9)	As set forth in the Summary Compensation Table. The “actual bonus amount paid” reflects rounding adjustments and other adjustments to the “discretion adjusted bonus calculation” amount based upon the exercise of discretion of the Chief Executive Officer and the Compensation Committee as described under the caption “Elements of Executive Compensation — Individual Performance and Personal Objectives” in the Compensation Discussion and Analysis.
Nonqualified Deferred Compensation Plans, page 25
8.	Please refer generally to Item 402(b)(2) of Regulation S-K. Although no exercises of discretion have been made to date, please revise to specify the circumstances in which the company would make discretionary contributions to participants’ accounts.
As disclosed on page 25 of the Compensation Discussion and Analysis, the Company’s Deferred Compensation Plan permits the Company to make discretionary contributions to participants’ accounts from time to time. Any such discretionary contributions are governed by the terms of the Deferred Compensation Plan, as amended (and as filed with the Commission, see Exhibit 10.04 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and Exhibit 10.02 to the Company’s Current Report on Form 8-K filed December 21, 2005). Pursuant to the plan, the Company may from time to time make discretionary contributions in such amounts as shall be determined or determinable under a formula and announced to plan participants. For any Director, the CEO, or the President, any contributions would be made upon recommendation by the Compensation Committee and approval of the Board of Directors. For any other executive officer (i.e., for purposes of Section 16 or Regulation 14A), any contributions would be made upon recommendation of the CEO and approval of the Compensation Committee. For any other participant, any contributions would be made upon recommendation of the CEO.
The Company has made no discretionary contributions to participants’ accounts, and the Company has no plans to make any discretionary contributions to participants’ accounts. The Company does not know what circumstances would cause it to consider making discretionary contributions, but would likely only consider such contributions in the event of a significant, catastrophic economic event (or series of events) that materially impairs the value of participants’ accounts.
Outstanding Equity Awards at December 31, 2006, page 35
9.	Provide a discussion of, or cross reference the discussion on page 21 that clarifies why the shares vested at the 150% level. Additionally, provide context to the data presented in the table by providing an explanation in your Compensation Discussion and Analysis of the reason for the changes in share price that appear to be reflected in the option exercise price discrepancies for options that expire on 10/12/14, 10/20/12 and 10/19/13.
On page 21 in the Compensation Discussion and Analysis, we describe how the performance shares that vested in 2006 vested at the 150% level. Per the Staff’s request, we will add a cross reference to this discussion within the disclosures for our “Outstanding Equity Awards” table.
One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com

U.S. Securities and Exchange Commission October 23, 2007	Page 8
The share prices reflected in the “Option Exercise Price ($)” column of the “Outstanding Equity Awards” table for the options having the expiration dates noted by the Staff (as “discrepancies”) are not incongruous. They are different because the options were granted on different dates. As noted in our disclosures in the final paragraph under the caption “Long Term Incentive Awards — Stock Options and Restricted Stock” on page 23 of our Compensation Discussion and Analysis, our equity plans dictate that an option’s exercise price is the mean of the high and low reported sales price per share on the New York Stock Exchange of the Company’s common stock on the option’s date of grant. We restate this disclosure in footnote 1 to the “Grants of Plan-Based Awards” table on pages 34 and 35 of the Proxy Statement. For clarity, we will add similar disclosure to the “Outstanding Equity Awards” table.
Potential Payments Upon Termination or Change in Control, page 44
10.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.
When determining the levels of the amounts and benefits payable under the named executive officers’ Change of Control Severance Agreements with the Company, the Compensation Committee and the Company sought to secure change-of-control compensation packages that were competitive in the Company’s market in order to recruit and retain executive talent. Consideration was given to the principal economic terms found in written employment and change of control agreements of other publicly traded companies.
Certain Relationships and Related Party Transactions, page 52
Review, Approval and Ratification of Transactions with Management and Others, page 52
11.	Please clarify whether the policies and procedures with respect to related party transactions that are available on the company’s intranet are the same or as inclusive as those articulated in the Code of Business Conduct and Ethics available on the company’s website.
The policies and procedures with respect to related party transactions available on the Company’s intranet contain more detail than, but are otherwise the same as and inclusive of, those set forth in the Company’s Code of Business Conduct and Ethics.
12.	We refer you to Item 404(a)(2)(3). Rather than stating that Mr. Wiechman’s compensation is in excess of $120,000, specify the total dollar amount of compensation earned. Additionally, provide disclosure of any material differences in the compensation paid to employees who hold analogous positions to Mr. Wiechman at the company.
We propose to disclose that the total dollar amount of compensation earned in 2006 by David Wiechmann was less than $200,000. This amount includes his base salary, bonus, the dollar amount recognized for his equity awards for financial statement reporting purposes in accordance with SFAS 123R, matching contributions to his 401(k) plan account, and health benefits. We will also disclose that there were no material differences in the compensation paid to any employees who held analogous positions to Mr. Wiechmann.
One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com

U.S. Securities and Exchange Commission October 23, 2007	Page 9
We believe that our proposed disclosure satisfies applicable rules under Regulation S-K as well as any principles-based disclosure standard for executive compensation and related party transactions. We believe that by stating that Mr. Wiechmann is not an executive officer of the Company, does not attend board or audit committee meetings, does not prepare reports that are presented to the board or the audit committee, and that Mr. Wiechmann’s compensation was “less than $200,000” (as opposed to stating a specific dollar amount), stockholders will understand that this related person transaction (within the meaning of Item 404 of Regulation S-K) is insignificant and immaterial. We also believe that stating that Mr. Wiechmann’s compensation was “less than $200,000” satisfies the disclosure standard of Item 404(a)(3) of Regulation S-K which requires disclosure of the “approximate dollar value of the amount involved in the transaction” (emphasis added). We believe that to disclose Mr. Wiechmann’s actual salary and compensation amounts would cause an unnecessary invasion of privacy for Mr. Wiechmann and would be an unnecessary disclosure of the Company’s confidential employee information, especially given that Mr. Wiechmann is not an officer of the Company and the level of his compensation and the methodology for determining the same are customary for his position and commensurate with that of his peers.
* * *
The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jay D. Browning
Jay D. Browning
Senior Vice President — Corporate Law and Secretary

cc:	William R. Klesse, Chief Executive Officer and Chairman of the Board Gregory C. King, President Michael S. Ciskowski, Executive Vice President and Chief Financial Officer
One Valero Way P.O. Box 696000 San Antonio, TX 78249-1616 (78269-6000)
Telephone (210) 345-2031 fax (210) 345-3214 jay.browning@valero.com